Exhibit 99.5
CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the annual report of Thompson Creek Metals Company Inc. (the “Corporation”) on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kevin Loughrey, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

March 31, 2008	/s/ Kevin Loughrey
Kevin Loughrey
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Thompson Creek Metals Company Inc. and will be retained by Thompson Creek Metals Company Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the annual report of Thompson Creek Metals Company Inc. (the “Corporation”) on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, T. Derek Price, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

March 31, 2008	/s/ T. Derek Price
T. Derek Price
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Thompson Creek Metals Company Inc. and will be retained by Thompson Creek Metals Company Inc. and furnished to the Securities and Exchange Commission or its staff upon request.